UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 3, 2005 (January 31, 2005)

Behringer Harvard Mid-Term Value Enhancement Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**333-100126**	**71-0897613**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1610

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

On or about January 31, 2005, Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Registrant") sent a letter to pension plan trustees and IRA custodians regarding annual estimated valuations in order for such pension plan trustees and custodians to comply with certain Employee Retirement Income Security Act ("ERISA") and other requirements to report the value of the assets held in their respective plans or accounts on an annual basis. A copy of the letter is attached as Exhibit 99.1 to this Current Report on Form 8-K. Pursuant to the rules and regulations of the Securities and Exchange Commission, such exhibit and the information set forth therein are deemed to have been furnished and shall not be deemed to be "filed" under the Securities Exchange Act of 1934.

Item 9.01   Financial Statement and Exhibits

(c) Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1   Letter to custodians and pension plan trustees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Mid-Term Value Enhancement Fund I LP

By: Behringer Harvard Advisors I LP
        Co-General Partner

Dated: February 3, 2005   By: /s/Gary S. Bresky

                                                  Gary S. Bresky
                                                  Chief Financial Officer and Treasurer